UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 23, 2019, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing its 2019 annual general meeting of shareholders (the “AGM”) to be held on June 12, 2019 and made available to its shareholders on its website certain material related to the AGM (the “Shareholder Material”).

In addition, Merus US, Inc., the Company’s wholly-owned subsidiary and agent for service and authorized representative in the United States for purposes of the Company’s filings under the Securities Act of 1933, as amended, has a new address of 139 Main Street, Cambridge, Massachusetts, United States.

The Shareholder Material and Press Release are furnished herewith as Exhibits 1 through 6 to this Report on Form 6-K. The information in the second paragraph of this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-211497 and 333-230708) and Registration Statement on Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

1	Convening Notice for Annual General Meeting of Shareholders of Merus N.V., Agenda, and Explanatory Notes to the Agenda

2	Dutch Statutory Board Report and Financial Statements of Merus N.V. for the Fiscal Year Ended December 31, 2018

3	Proposed Articles of Association

4	Works Council Response to Request

5	Proxy Card for Registered Holders of Merus N.V.

6	Press Release of Merus N.V., dated May 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: May 23, 2019	By:	/s/ Ton Logtenberg
		Name:	Ton Logtenberg
		Title:	President, Chief Executive Officer and
Principal Financial Officer